SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ______ to ______

Commission File Number 1-7534

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         STORAGE TECHNOLOGY CORPORATION
                           DEFERRED COMPENSATION PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Storage Technology Corporation
                              One StorageTek Drive
                            Louisville, CO 80028-4309

                         STORAGE TECHNOLOGY CORPORATION
                           DEFERRED COMPENSATION PLAN
                    INDEX TO FINANCIAL STATEMENTS AND EXHIBIT


                                                                            Page

Report of Independent Accountants.....................................        2

Financial Statements:

         Statement of Accumulated Plan Obligations....................        3

         Statement of Changes in Accumulated Plan Obligations.........        4

         Notes to Financial Statements................................        5

Exhibit 23 - Consent of Independent Accountants.......................        9




                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee for the Storage Technology Corporation Deferred Compensation Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.


                                          STORAGE TECHNOLOGY CORPORATION
                                          DEFERRED COMPENSATION PLAN

Date: April 1, 2002                       By:  Roger C. Gaston
                                               Chairman of the Administrative
                                               Committee


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                        Report of Independent Accountants


To the Participants and Administrator of Storage Technology Corporation
  Deferred Compensation Plan

In our opinion, the accompanying statement of accumulated plan obligations and the related statement of changes in accumulated plan obligations present fairly, in all material respects, the accumulated plan obligations of Storage Technology Corporation Deferred Compensation Plan (the "Plan") at December 31, 2001 and 2000, and the changes in accumulated plan obligations for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.









PricewaterhouseCoopers LLP

Denver, Colorado
March 8, 2002



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                         STORAGE TECHNOLOGY CORPORATION
                           DEFERRED COMPENSATION PLAN
                    STATEMENT OF ACCUMULATED PLAN OBLIGATIONS



                                               December 31,        December 31,
                                                   2001                2000
                                               ------------        ------------

 Deferred compensation, payable in:

    Cash                                       $ 26,292,141        $ 25,708,004

    Common stock                                    262,282                   -
                                                 ----------          ----------
        Total deferred compensation              26,554,423          25,708,004
                                                 ----------          ----------


Accumulated plan obligations                   $ 26,554,423        $ 25,708,004
                                                 ==========          ==========





























   The accompanying notes are an integral part of these financial statements.

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



                         STORAGE TECHNOLOGY CORPORATION
                           DEFERRED COMPENSATION PLAN
              STATEMENT OF CHANGES IN ACCUMULATED PLAN OBLIGATIONS




                                    December 31,    December 31,    December 31,
                                        2001            2000            1999
                                    ------------    ------------    ------------

Additions:
  Participant contributions          $ 3,504,506     $ 3,909,381     $ 6,293,565
  Employer contributions                 209,383         205,464         201,025
  Unrealized appreciation in
      market value of stock               52,786               -               -
  Interest income                      1,911,399       2,350,839       1,998,779
                                      ----------      ----------      ----------
      Total Additions                  5,678,074       6,465,684       8,493,369
                                      ----------      ----------      ----------

 Deductions:
  Benefits paid to participants        4,831,655       9,470,147       6,421,450
                                      ----------      ----------      ----------
      Total Deductions                 4,831,655       9,470,147       6,421,450
                                      ----------      ----------      ----------

      Net increase (decrease) in
           liability                     846,419      (3,004,463)      2,071,919

Accumulated plan obligations
  Beginning of year                   25,708,004      28,712,467      26,640,548
                                      ----------      ----------      ----------
  End of year                        $26,554,423     $25,708,004     $28,712,467
                                      ==========      ==========      ==========















   The accompanying notes are an integral part of these financial statements.

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


                         STORAGE TECHNOLOGY CORPORATION
                           DEFERRED COMPENSATION PLAN
                          NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Storage Technology Corporation Deferred Compensation Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

   GENERAL

   The Plan, established January 1, 1989, covers a select group of management and highly compensated employees and outside directors of Storage Technology Corporation (StorageTek or the Employer). The Plan allows for the participants to defer the receipt of certain compensation and receive distributions of such amounts in the future, together with applicable credited earnings. StorageTek intends that the Plan shall be treated as an unfunded plan for purposes of both the Internal Revenue Code (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA).

   Effective April 1, 1998, the deferred compensation plans of a company acquired by StorageTek were merged into the Plan (Merged Plans). The terms and provisions of the Merged Plans were extinguished at the time of the merger, except that participants who had an earned and accrued benefit and were in payout status at the time of the merger continued to receive their benefits under the terms and provisions of the Merged Plans that existed prior to the merger.

   PLAN ADMINISTRATION

   The Plan is administered by the Storage Technology Corporation Employees Profit-Sharing and Thrift Plan Committee (Committee), which is appointed by StorageTek's Board of Directors.

   ELIGIBILITY

   In its sole discretion, the Committee determines the eligibility requirements for Plan participation and designates the individuals to whom the opportunity to participate will be extended.

   CONTRIBUTIONS

   A participant may elect to defer the following percentages of their compensation:

   -------------------------------- --------------------------------------------
         Type of participant                Deferral percentage allowed
   -------------------------------- --------------------------------------------
     All Up to 50% of base salary and up to 75% of the cash portion of bonus paid under StorageTek's Management By Objective (MBO) Bonus Program

     Marketing or sales executives    Up to 75% of any marketing bonus

     Sales executives                 Up to 75% of commissions

     Outside director                 Up to 100% of retainer and meeting fees
   -------------------------------- --------------------------------------------

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

   All deferrals are credited to the participant's Plan account at the time that the compensation would otherwise have been paid to the participant. A participant's deferral election is effective for an entire calendar year and cannot be changed after the calendar year begins.

   In addition to the amounts above, a participant may also elect to contribute to the Plan any profit-sharing and thrift plan amounts that are in excess of statutory limits. StorageTek provides a matching contribution to the Plan as if the participant's deferral had been contributed to the profit-sharing and thrift plan. Effective January 1, 2000, StorageTek provides a matching contribution equal to 100% of the first 3% of compensation contributed by the participant, and 50% of the next 4% of compensation contributed by the participant, up to a maximum match of 5% of the participant's compensation each pay period. Prior to January 1, 2000, StorageTek provided a matching contribution equal to 50% of the compensation contributed by the participant, up to a maximum match of 3% of the participant's compensation each pay period.

   CREDITED EARNINGS

   The rate of credited earnings in a calendar year is equal to the monthly average of ten-year Treasury Notes for the prior calendar year, plus 2.50%. Credited earnings rates were 9.03% for 2001, 8.42% for 2000, and 8.13% for 1999. Credited earnings are only accrued on account balances that will be distributed in cash.

   VESTING

   Participant and Employer contributions, as well as earnings credited to participant accounts, are 100% vested at the time of contribution.

   DEATH AND SURVIVOR BENEFITS

   If a participant dies prior to the full distribution of his or her account balance, the Plan provides for the payout of that account balance to the participant's designated beneficiary.

   For participants who continue to receive their benefits under the terms and provisions of certain of the Merged Plans, if the participant dies prior to retirement, the participant's beneficiary is entitled to receive a monthly benefit amount over ten years based on the participant's compensation deferrals and age at time of death. If the participant dies after retirement distributions have begun, the surviving spouse is entitled to receive the remaining monthly benefit amounts payable to the participant, as well as an additional monthly benefit for the rest of the surviving spouse's life.

   DISTRIBUTIONS

   Participants elect the method of distribution for their deferred compensation on an annual basis. Participants may elect to receive lump-sum distributions three, five, or ten years after the date of deferral or they may elect to receive a post-termination distribution in one of the following two methods:
   1) a lump-sum distribution or 2) if the participant has at least four years of service with the Employer, in five or ten equal annual installments.

   For participants who continue to receive their benefits under the terms and provisions of certain of the Merged Plans, distributions are made subsequent to retirement, generally over a period of five, ten, or fifteen years.

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

   The Plan and the Merged Plans allow for hardship withdrawals as decided by the Committee in its sole discretion. The Plan also allows for early distributions of participant accounts. A ten percent penalty is imposed on the early distribution of a participant's account balance.

   Prior to May 23, 2001, all distributions were distributed in cash. On May 23, 2001, certain participants received the opportunity to make a one-time, irrevocable election to have all or a portion of their outstanding account balances deemed to be invested in the Employer's common stock (Stock Investment Alternative). Four participants elected to receive all or a portion or their balances distributed in common stock of the Employer at the date of distribution. Account balances under the Stock Investment Alternative receive the same treatment as outstanding common stock of the Employer, including dividend earnings or corporate transactions such as a merger, stock split, or other similar event.

   PLAN EXPENSES

   Management and administration fees incurred by the Plan are paid by StorageTek. Plan expenses were $86,165 in 2001, $37,307 in 2000, and $42,353 in 1999.

   PLAN FUNDING

   All amounts payable to participants under the Plan are paid from the general assets of the Employer, except for distributions made under the Stock Investment Alternative, which will be distributed in common stock of the Employer.

   StorageTek holds company-owned life insurance policies in a rabbi trust to protect the participants from a change of heart, change of control, or weakening financial condition on the part of StorageTek. These policies are not considered assets of the Plan, as the cash surrender value would be subject to StorageTek's general creditors if StorageTek were to become insolvent.

   PLAN TERMINATION

   StorageTek currently intends to continue the Plan indefinitely, but reserves the right to amend or terminate the Plan or any part of the Plan at any time, except that no amendment may decrease any already accrued benefit. In the event of termination, all Plan accounts would be distributed as soon as practicable.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF ACCOUNTING

   The Plan financial statements are prepared on an accrual basis of accounting. Participant and Employer contributions are recorded each pay period. Interest income is recorded when earned. Expenses are recorded when the obligations are incurred.

   USE OF ESTIMATES

   The preparation of financial statements requires management to make estimates and assumptions that affect the reported amount of assets as of the date of the financial statements, including, but not limited to, obligations associated with death and survivor benefits. Actual results could differ materially from these estimates and assumptions.

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

   ACTUARIAL ASSUMPTIONS ASSOCIATED WITH DEATH AND SURVIVOR BENEFITS

   The deferred compensation liability to be distributed in cash includes an actuarial assessment of the Plan's liability for death and survivor benefits associated with certain of the Merged Plans. The Plan made significant assumptions with respect to interest rates, turnover rates, and mortality rates.

   RISKS AND UNCERTAINTIES

   Participant accounts that are to be distributed in cash are exposed to various risks, including interest rate and credit risk. Participant accounts that are to be distributed in stock are also exposed to various risks, including market and credit risk. Due to the level of uncertainty related to changes in these risks, it is reasonably possible that changes in these risks in the near term would materially affect the amounts reported in the statement of accumulated plan obligations and the statement of changes in accumulated plan obligations.

   The Plan is unfunded, and although StorageTek currently intends to maintain assets in the Plan trust that are sufficient to cover cash distributions, StorageTek is not obligated to place any funds or shares of common stock into the trust to fund these obligations. If StorageTek becomes insolvent, participant benefits will become claims against the insolvent company, and participants will become general creditors of the insolvent company without any preference or prior claims to the entity's assets, whether or not held in the Plan trust. In addition, all participant balances payable in common stock will be subject to the prior claims of StorageTek's general creditors.

   COMMON STOCK

   The obligation to distribute common stock under the Stock Investment Alternative is reported at the market value of the common stock on the last business day of the Plan year. In the statement of changes in accumulated plan obligations, the Plan presents the net appreciation in the fair value of the stock, which consists solely of the unrealized appreciation on the stock.

NOTE 3 - TAX STATUS OF THE PLAN

The Plan is not a qualified deferred compensation plan under Section 401(a) of the Code. No provision for federal or state income taxes has been made because the Plan has no taxable income. Participants are not taxed until benefits are distributed, as the participants have not received any economic benefit or constructive receipt of those benefits prior to distribution.



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Exhibit 23


                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 33-19426, 33-32235, 33-32243, 33-37464, 33-42817,
33-51756, 33-61777, 33-42818, 33-51764, 33-50777, 33-59165, 33-52197, 2-60117,
2-80183, 2-61333, 2-89417, 333-08116, 333-08497, 333-08118, 333-08495,
333-53973, 333-53995, 333-38514, 333-61156 and 333-65078) of Storage Technology
Corporation of our report dated March 8, 2002 relating to the financial statements, which appear in this Form 11-K.



PricewaterhouseCoopers LLP

Denver, Colorado
April 1, 2002


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